                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13G/A
                                 (RULE 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

                       (Amendment No. ______1__________)(1)

                            CHINA SOUTHERN AIRLINES
                     -------------------------------------
                                (Name of Issuer)

                     ORDINARY H SHARES, RMB 1.00 PAR VALUE
                     -------------------------------------
                         (Title of Class of Securities)

                                   169409109
                     -------------------------------------
                                 (CUSIP Number)

                                31 OCTOBER 2000
                     -------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1 (b)

                               [X] Rule 13d-1 (c)

                               [ ] Rule 13d-1 (d)

--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Schedule 13G                         Forms
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CUSIP NO. 169409109                   13G             Page 2 of 6 Pages
-------------------                                   -----------------

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1.       NAME OF REPORTING PERSONS
         I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD
         (NONE)

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [ ]
                                                                    (b)   [X]

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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         SINGAPORE

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NUMBER OF SHARES         5.   SOLE VOTING POWER             0
BENEFICIALLY OWNED BY
EACH REPORTING PERSON    ------------------------------------------------------
WITH
                         6.   SHARED VOTING POWER           1,984,000(1)

                         ------------------------------------------------------

                         7.   SOLE DISPOSITIVE POWER        0

                         ------------------------------------------------------

                         8.   SHARED DISPOSITIVE POWER      1,984,000(1)

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9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,984,000(1)

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10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                        [ ]

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11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           0.17%

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12.        TYPE OF REPORTING PERSON*
           OO

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                      *SEE INSTRUCTIONS BEFORE FILING OUT!

(1) On August 2, 2000, the reporting person reported shared voting power of 60,950,000 shares. Because the securities owned by the reporting person are Ordinary H shares and not American Depository Receipts (each of which represents 50 Ordinary H Shares), the correct amount owned by the reporting person was 1,219,000 at the time of filing.

Schedule 13G                         Forms
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CUSIP NO. 169409109                   13G             Page 3 of 6 Pages
-------------------                                   -----------------

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1.       NAME OF REPORTING PERSONS
         I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MINISTER FOR FINANCE, SINGAPORE
         (NONE)

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [ ]
                                                                    (b)   [X]

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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         SINGAPORE

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NUMBER OF SHARES         5.   SOLE VOTING POWER             0
BENEFICIALLY OWNED BY
EACH REPORTING PERSON    ------------------------------------------------------
WITH
                         6.   SHARED VOTING POWER           1,984,000(1)

                         ------------------------------------------------------

                         7.   SOLE DISPOSITIVE POWER        0

                         ------------------------------------------------------

                         8.   SHARED DISPOSITIVE POWER      1,984,000(1)

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9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,984,000(1)

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10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                        [ ]

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11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           0.17%

-------------------------------------------------------------------------------

12.        TYPE OF REPORTING PERSON*
           OO

-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

(1) On August 2, 2000, the reporting person reported shared voting power of 60,950,000 shares. Because the securities owned by the reporting person are Ordinary H Shares and not American Depository Receipts (each of which represents 50 Ordinary H Shares), the correct amount owned by the reporting person was 1,219,000 at the time of filing.

ITEM 1(A).  NAME OF ISSUER

                CHINA SOUTHERN AIRLINES

ITEM 1(B).  ADDRESS OF ISSUERS' PRINCIPAL EXECUTIVE OFFICES

                UNIT B1, 9TH FLOOR
                UNITED CENTRE, 95 QUEENWAY
                HONG KONG
                CHINA

ITEM 2(A).  NAME OF PERSON FILING

  I          Government of Singapore Investment Corporation Pte Ltd
  II         Minister for Finance, Singapore

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE

  I                       250 North Bridge Road
                          #38-00 Raffles City Tower
                          Singapore 179101

  II            c/o       Government of Singapore Investment Corporation Pte Ltd
                          250 North Bridge Road
                          #38-00 Raffles City Tower
                          Singapore 179101

ITEM 2(C).  CITIZENSHIP

  I and II                Singapore

ITEM 2(D).  TITLE OF CLASS OF SECURITIES

                ORDINARY H SHARES, RMB1.00 PAR VALUE

ITEM 2(E).  CUSIP NUMBER

                169409109

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-I (B) OR 13D-2(B) OR
(C), CHECK WHETHER THE PERSON FILING IS A

                N.A.

IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(C), CHECK THIS BOX.       [ ]

ITEM 4.  OWNERSHIP

         The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in
Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:


                                                                     Power to Vote            Power to Dispose
                                                                 ----------------------    ----------------------
                                          No of Securities
        Person                           Beneficially Owned      Sole(2)    Shared(2)      Sole(2)     Shared(2)
        ------                           ------------------      -------   ------------    -------   ------------
Government of Singapore Investment
Corporation Pte Ltd                         1,984,000(1)            0      1,984,000(1)       0      1,984,000(1)

Minister for Finance, Singapore             1,984,000(1)            0      1,984,000(1)       0      1,984,000(1)

Total(3) (all Reporting Persons)            1,984,000(1)            0      1,984,000(1)       0      1,984,000(1)

(1) On August 2, 2000, the reporting person reported shared voting power of 60,950,000 shares. Because the securities owned by the reporting person are Ordinary H Shares and not American Depository Receipts (each of which represents 50 Ordinary H Shares), the correct amount owned by the reporting person was 1,219,000 at the time of filing.

(2) The Government of Singapore Investment Corporation Pte Ltd shares power to vote and power to dispose of the 1,984,000 securities beneficially owned by it with the Minister for Finance, Singapore.

(3)      The reporting persons disclaim membership in a group.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report that fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                N.A.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                N.A.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                N.A.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                N.A.

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

MATERIAL TO BE FILED AS EXHIBITS

1. Power of Attorney of Minister for Finance, Singapore dated 5 March 1998 (incorporated by reference to Exhibit No. 1 to Schedule 13G, dated
March 23, 1998, filed by the Government of Singapore Investment Corporation Pte Ltd regarding SPDR Trust Series 1).


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  1 November 2000                      Government of Singapore Investment
-------------------
  DATE                                 Corporation Pte Ltd


                                       by           /s/ Ho Yuit Mun
                                          --------------------------------------
                                                      Ho Yuit Mun
                                                      Assistant Director


                                       Minister for Finance, Singapore by
                                       Government of Singapore Investment
                                       Corporation Pte Ltd, its attorney-in-fact


                                       by           /s/ Ho Yuit Mun
                                          --------------------------------------
                                                      Ho Yuit Mun
                                                      Assistant Director